800 Nicollet Mall

Minneapolis, MN 55402

May 18, 2012

Ms. Stephanie J. Ciboroski

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20002

RE:	U.S. Bancorp
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 23, 2012
Form 8-K filed April 17, 2012
File No. 001-06880

Dear Ms. Ciboroski:

Set forth below are the responses of U.S. Bancorp (the “Company”) to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”), which were set forth in your letter, dated May 4, 2012, regarding the above-referenced documents.

The Staff’s comments, indicated in bold, are followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2011

Exhibit 13

Table 2 – Analysis of Net Interest Income, page 21

1.	We note your disclosure of net free funds and the related definition of the calculation in footnote (b) to the table. Given that this appears to be a non-GAAP measure, please label it as such, disclose the calculation of this measure and provide further disclosure of the purpose of this measure and how management uses it.

The Company will exclude net free funds and the related footnote (b) from the table in future filings. Net free funds represent the net amount of noninterest bearing funding inherent in the Company’s average balance sheet, and can be calculated by a reader as the difference between the Company’s earning assets and interest-bearing liabilities which are both included in Table 2. The Company believes the information related to the funding of its balance sheet included throughout its filing, including the discussion in

Ms. Stephanie J. Ciboroski

Securities and Exchange Commission

May 18, 2012

Management’s Discussion and Analysis of net interest income beginning on page 20, and liquidity and funding sources on page 52, and the Consolidated Daily Average Balance Sheet and Related Yields and Rates table on pages 132 and 133, allows a reader to fully consider the manner in which the Company funded its balance sheet throughout the period.

Corporate Risk Profile, page 34

Credit Diversification, page 35

2.	We note your disclosure on pages 37-38 that provides loan-to value (LTV) and loan payment type data separately between loans to customers “that may be defined as sub-prime borrowers” and other borrowers. Please tell us, and expand your disclosure in future filings to discuss, how you define “sub-prime” for purposes of this disclosure. As a related matter, we note that on page 85 you separately break out certain securities disclosures between prime and non-prime, and include a footnote indicating that prime securities are those designated as such by the issuer or those with underlying characteristics and/or credit enhancements consistent with securities designated as prime. Please expand this discussion to clarify how you define “non-prime” for purposes of this disclosure. To the extent that it is simply all securities not meeting the “prime” definition in the footnote, please expand this disclosure to explain the specific asset characteristics and/or credit enhancements which would have to exist in order to qualify as “prime.”

The Company identifies loans as “sub-prime” consistent with characteristics outlined in the guidance provided by the OCC (the Company’s primary regulator). The term “sub-prime” refers to the credit characteristics of individual borrowers. Sub-prime borrowers typically have weakened credit histories that include payment delinquencies and possibly more severe problems such as charge-offs, judgments, and bankruptcies. The Company’s definition of “sub-prime” includes only those loans originated under programs specifically established for borrowers with weakened credit histories where the borrower has a credit score at origination below a specified threshold. The threshold varies over time but considers characteristics outlined in the regulatory guidance referred to above.

The Company will include language similar to the following in future filings to define “sub-prime” for purposes of the information provided in the various loan tables:

“Sub-prime lending portfolios are identified as those loans made to borrowers with a risk of default significantly higher than those approved for prime lending programs, as reflected in credit scores obtained from independent agencies at loan origination. Sub-prime portfolios include only loans originated according to underwriting programs specifically designed to serve customers with weakened credit histories.”

Securities are categorized as “non-prime” if the Company concludes the underlying assets do not have “prime” characteristics. The Company considers various information in making this determination but categorizes securities based on the designation by the issuer at origination when available. When an issuer designation is unavailable, the Company determines, at acquisition date, the categorization based on asset pool characteristics such as weighted average credit score, loan-to-value, loan type, prevalence of low documentation loans, and deal performance such as pool delinquencies and security market spreads. Company derived designations are validated against designations provided by a third party provider of structural security data (Intex), where available.

The Company will revise footnote (b), and add a new footnote (c) in future filings to the unrealized loss table on page 85, as follows:

Ms. Stephanie J. Ciboroski

Securities and Exchange Commission

May 18, 2012

(b)	“Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).

(c)	Includes all securities not meeting the conditions to be designated as prime.”

Table 18 – Summary of Allowance for Credit Losses, page 46

3.	We note your disclosure at the bottom of the table that indicates the total amount of the allowance for credit losses related to incurred losses on credit cards and other retail loans. We also note your disclosure on page 77 that credit cards and other retail loans are generally not placed on nonaccrual status because of the relatively short period of time to charge off. In light of the fact that allowance to nonperforming loan/asset ratios could be significantly different or different trends could exist since these loans are rarely classified as nonperforming (except if a TDR), please expand this disclosure to discuss this point. Also, disclose the amount of the allowance for credit losses related to these types of loans for all periods presented, and consider including the dollar amount of nonperforming loans in this area (or a cross-reference to the page where this information can be found) for all periods.

The Company will expand the disclosure on page 47 (following Table 19) in future filings to incorporate language similar to the following:

“The allowance recorded for credit card and other retail loans is determined based upon product mix, risk characteristics of the portfolio, bankruptcy experience, and historical losses, adjusted for current trends. Credit card and other retail loans 90 days or more past due are generally not placed on nonaccrual status because of the relatively short period of time to charge-off and, therefore, are excluded from nonperforming loans and measures that include nonperforming loans as part of the calculation.”

Additionally, to assist readers in understanding the allowance coverage of retail loans with a higher likelihood of charge-off, the Company will include in Table 18 in future filings the following ratios:

•	Allowance for Credit Losses as a Percentage of Nonperforming and accruing loans 90 days or more past due, excluding covered loans

•	Allowance for Credit Losses as a Percentage of Nonperforming and accruing loans 90 days or more past due

The Company will include the amount of the allowance for credit losses related to credit card and other retail loans for all periods presented in future filings.

Critical Accounting Policies, page 63

Goodwill and Other Intangibles, page 65

4.	We note your disclosure that the carrying amount of a reporting unit is determined based on the capital required to support the reporting unit’s activities, including its tangible and intangible assets. You also state that the determination of the reporting unit’s capital allocation requires management judgment and considers many factors, including the regulatory capital regulations and capital characteristics of comparable public companies in relevant industry sectors. Please respond to the following:

Ms. Stephanie J. Ciboroski

Securities and Exchange Commission

May 18, 2012

•

Clarify in further detail the capital allocation methodology used to determine the carrying value of your reporting units. For example, tell us whether you are using an economic capital approach for this purpose.

The Company’s capital allocation methodology for determining the carrying value of reporting units allocates capital on a risk-adjusted basis considering economic and regulatory capital requirements. This calculation begins with the capital allocation methodology referenced in Management’s Discussion and Analysis on page 58 of the Company’s 2011 Annual Report with respect to the Company’s operating segments. Generally, the determination of the amount of capital allocated to the operating segments includes credit and operational capital allocations following a “Basel II economic capital” framework. The intent is to fully allocate common equity, net of certain regulatory adjustments. The capital allocation methodology used by the Company to determine the carrying value of reporting units also incorporates capital deductions and limitations under Basel III (as if fully implemented) for mortgage servicing rights (MSRs), purchased credit card relationship intangibles (PCCRs), and capital markets activity in our Wholesale Banking segment.

The Company will enhance the discussion of Goodwill in its Critical Accounting Policies in future filings as follows:

“The Company’s capital allocation methodology for determining the carrying amount of its reporting units allocates capital on a risk-adjusted basis considering economic and regulatory capital requirements, and includes deductions and limitations related to certain types of assets including mortgage servicing rights (MSRs), purchased credit card relationship intangibles (PCCRs), and capital markets activity in our Wholesale Banking segment.”

•

To the extent the total capital required to support the reporting unit’s activities is more or less than the total shareholder’s equity of the company, please tell us how you account for any difference.

The Company allocated approximately 80% of its common equity to reporting units with goodwill for purposes of the 2011 goodwill impairment testing. The majority of the remaining common equity is attributed to the Treasury and Corporate Support operating segment which does not have any goodwill assigned to it. The remainder of the difference is attributable to capital maintained by the Company in excess of economic risk and regulatory requirements as a prudent buffer for stability and resiliency in times of economic stress or unusual (and rapid) changes in the interest rate environment.

•	Tell us the extent you review the capital allocations determined for each of your reporting units with your Board of Directors or your banking regulators.

The results of the Company’s goodwill impairment testing are reviewed with senior management. If goodwill is determined to be impaired, the Company would review the results with the Audit Committee. On a periodic basis when requested, the Company provides a summary of its goodwill impairment testing, which includes the capital allocated to the reporting units, to the OCC (the Company’s primary regulator).

Ms. Stephanie J. Ciboroski

Securities and Exchange Commission

May 18, 2012

Notes to Consolidated Financial Statements

Note 10 – Mortgage Servicing Rights, page 94

5.	We note your disclosure in footnote (b) to the table that the reduction in fair value is principally due to changes in prepayments speeds, and to a lesser extent, changes in discount rates and escrow earnings assumptions, primarily arising from interest rate changes. Given the significant change in fair value for your mortgage servicing rights (MSRs), please tell us and revise future filings to separately quantify the drivers of the change in fair value, particularly when the drivers may be offsetting in value. Additionally, we note per your sensitivity analysis disclosed for 2010 and 2011 that 25 and 50 bps assumptions would cause minimal changes to the net fair value of your MSRs, but we note that very significant changes ($586 million during the year ended December 31, 2011) occurred. Please tell us the drivers for the large difference in the sensitivity analysis disclosed as compared to the actual changes occurring during 2011. To the extent that 25 bps and 50 bps change assumptions are not realistic, please provide additional sensitivities/assumptions for your MSRs.

To assist readers in understanding the relative impact of the drivers of changes in value, the Company will disaggregate its disclosure about changes in the value of MSR’s in the financial statement footnotes into the following categories:

(1)	changes due to fluctuations in market interest rates

(2)	changes due to revised assumptions or models

(3)	other changes in fair value

Item 1 will capture those valuation changes driven by changes in market interest rates including estimated prepayment speeds and anticipated earnings on escrow deposits. Item 2 will capture changes in value associated with the Company’s obligations, rights, and return requirements, such as the cost to service, ancillary income, and discount rate. Item 2 will also capture the impact of any changes to the Company’s valuation models, including models used to derive the valuation assumptions. Item 3 will capture other changes in fair value, which will generally represent the realization of expected cash flows (decay) component.

Below is a draft of the table the Company will include in future filings:

Changes in fair value of capitalized MSRs for the years ended December 31, are summarized as follows:

(Dollars in Millions)	2012	2011	2010
Balance at beginning of period	$1,519	$1,837	$1,749
Rights purchased	XXX	35	65
Rights capitalized	XXX	619	639
Changes in fair value of MSRs
Changes due to fluctuations in market interest rates (a)	XXX	(619)	(255)
Changes due to revised assumptions or models (b)	XXX	33	6
Other changes in fair value (c)	XXX	(386)	(367)

Balance at end of period	XXX	$1,519	$1,837

(a)	Includes changes in MSR value associated with changes in market interest rates, including estimated prepayment rates and anticipated earnings on escrow deposits.
(b)	Includes changes in MSR value not caused by changes in market interest rates, such as changes in cost to service, ancillary income, and discount rate, as well as the impact of any model changes
(c)	Primarily represents changes due to realization of expected cash flows over time (decay).

Ms. Stephanie J. Ciboroski

Securities and Exchange Commission

May 18, 2012

The sensitivity analysis table in Note 10 includes the mitigating impact of financial instruments used by the Company to economically hedge the MSR. The actual changes in value of MSRs during the period presented in the roll-forward table reflect only the change in value of the MSRs, exclusive of the change in value of the economic hedge instruments. In future filings, the Company will present the sensitivity analysis table disaggregated, showing the impact to both the MSRs and the economic hedges (i.e., on a gross basis). Additionally, given the large fluctuations in market rates in recent years (such as during 2011), the Company will expand the sensitivity analysis in future filings to include up and down 100 basis point scenarios. A draft of the revised table is provided below:

	2012												2011
(Dollars in Millions)	Down 100 bps		Down 50 bps		Down 25 bps		Up 25 bps		Up 50 bps		Up 100 bps		Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps
MSR	$	XXX	$	XXX	$	XXX	$	XXX	$	XXX	$	XXX	$(305)	$(183)	$(98)	$107	$223	$460
Hedges	$	XXX	$	XXX	$	XXX	$	XXX	$	XXX	$	XXX	$378	$204	$104	$(107)	$(217)	$(445)

Net	$	XX	$	XX	$	XX	$	XX	$	XX	$	XX	$73	$21	$6	$—	$6	$15

Note 21 – Fair Values of Assets and Liabilities, page 114

6.	We note your disclosure in the table summarizing losses recognized related to nonrecurring fair value measurements of individual assets or portfolios for each of the three years ended December 31, 2011. Please respond to the following:

•	Tell us the main drivers for the classification of these measurements as Level 2 as of December 31, 2010 but as Level 3 as of December 31, 2011.

As noted in its August 15, 2011 response to previous Staff comments, the Company determined the level of judgment required for the nonrecurring fair value measurements related to these loans and foreclosed properties is more consistent with a Level 3 measurement, and as a result included them in Level 3 beginning with its third quarter 2011 Form 10-Q.

•

In light of the fact that the measurement basis of loans that are probable of foreclosure is fair value less costs to sell, please tell us why there were such significant fair value write-downs on foreclosed properties. In this regard, it appears the write-downs recognized during 2011 represent approximately 50% of the other assets balance, versus 27% during 2010.

Writedowns on foreclosed property represent deterioration in asset values in market segments or property types following foreclosure and reflect the declining value of real estate throughout 2010 and 2011, as well as property damage and other collateral issues that frequently occur after foreclosure. The Company experienced subsequent writedowns of approximately 16% on average for all foreclosed properties in 2010 and 2011.

The percentages described in the Staff’s comments do not fully reflect the volume of assets that experienced subsequent writedowns. The fair value write-downs on foreclosed properties included in the third table on page 120 represent all write-downs that occurred during the full calendar years presented, regardless of whether the foreclosed property remains on the balance sheet at the period end. The adjusted carrying values of Other Assets included in the second table on page 120, represent

Ms. Stephanie J. Ciboroski

Securities and Exchange Commission

May 18, 2012

only the balances of foreclosed properties remaining on the balance sheet at the period end that had a fair value adjustment during the year. As a result, period-to-period relationship between these two tables is not always comparable, as it is significantly impacted by the volume and timing of foreclosure and liquidation activity.

Form 8-K filed April 17, 2012

7.	On your earnings call, you noted that several banks this quarter had reclassified performing home equity loans and lines that are behind delinquent first mortgages into non-performing loans, but based upon your existing accounting policies and practices, you did not believe it was necessary to make a similar reclassification nor would any change be material. With respect to these loans, please address the following:

•

We note your disclosure on page 47 of your 2011 form 10-K that you knew the related first lien was delinquent or modified on $299 million of the home equity loans and lines in a junior lien position. Your disclosure then goes on to state that based on that information, you estimated that $459 million or 2.5% of the total home equity portfolio at December 31, 2011 represented junior liens where the first lien was delinquent or modified. To the extent any of these were not already classified as nonperforming, please tell us the reasons for not reclassifying any of these loans to nonperforming and how you considered the regulatory guidance issued in January 2012, “Interagency Supervisory Guidance on Allowance for Loan and Lease Losses Estimation Practices for Loans and Lines of Credit Secured by Junior Liens on 1-4 Family Residential Properties.”

The Company considered the regulatory guidance issued in January 2012 which clarified that one of the factors to be considered in determining whether “the ability to collect the full principal and interest is in doubt” on a junior lien is the performance of the corresponding first lien. As disclosed, the Company services the first lien for approximately 29% of the junior lien portfolio. At March 31, 2012, the Company had $15 million of junior liens classified as performing loans where the Company determined on an individual-loan-basis the first lien was severely delinquent. This population represents junior liens for which the Company serviced the related first lien and is therefore able to determine the status of the first lien. The Company did not classify these junior liens as nonperforming because of the immateriality of the junior lien balances and the related amount of interest income. While the Company receives information from the OCC (its primary regulator) on the status of first liens serviced by other large servicers when the second lien is current, this information is not provided at the individual loan level. As a result, the Company currently does not have information to determine the delinquency status of the first lien at the individual loan level when the Company does not service the first lien.

The Company is in the process of obtaining credit bureau information for the borrowers on all junior liens held by the Company to determine the delinquency status of the related first liens, including first liens not serviced by the Company. The Company does not expect junior liens behind severely delinquent first liens not serviced by the Company will be material. In future periods, when the Company is able to determine if a junior lien is behind a severely delinquent first lien, regardless of whether serviced by the Company or a third party, the Company will include the corresponding junior lien in nonperforming loans, unless specific analysis confirms the junior lien is well-secured and in the process of collection.

Ms. Stephanie J. Ciboroski

Securities and Exchange Commission

May 18, 2012

•

Tell us how this sub-category of home equity loans and lines in a junior lien position would be reflected under your existing non-performing loan policies. For example, tell us whether any of these loans balances were classified as nonperforming loans even though your junior lien was current and performing and the parameters considered for classification as nonperforming.

  See response to the first bullet above.

•	Tell us how you evaluate your junior lien positions for nonaccrual/nonperforming status at the time a first lien position is modified.

When the Company modifies a first lien, it is generally reclassified from a delinquent status to a current status (determination of whether or not the Company accrues income on the loan depends on whether the borrower has demonstrated the ability and willingness to pay under the modified terms), and the new terms of the loan are generally supported by the borrower(s) income level. As a result, the modification of a first lien is generally a positive event with regard to the collectability of the related junior lien, and therefore, the Company generally makes no change to the accrual status of the junior lien solely as a result of a related senior lien being modified.

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The Company hereby acknowledges the following statements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *         *        *        *

Should you require further clarification of any of the issues raised in this letter, please contact Craig E. Gifford at (612) 303-5238.

Sincerely,

U.S. Bancorp

By:	/s/ Craig E. Gifford
Craig E. Gifford
Executive Vice President and Controller

cc:	Richard K. Davis, Chairman, President and Chief Executive Officer Andrew Cecere, Vice Chairman and Chief Financial Officer Lee R. Mitau, Executive Vice President and General Counsel